UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ADM Tronics Unlimited, Inc.

(Name of Issuer)

Common Stock $0005 Par Value

(Title of Class of Securities)

001004100

(CUSIP Number)

Steven Bayern, 1310 Gulf Blvd, Suite 15a, Clearwater, FL 33767   516-375-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Bayern
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 150,000
	6.	SHARED VOTING POWER 3,000,000
	7.	SOLE DISPOSITIVE POWER 3,150,000
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a)	Name of Issuer ADM Tronics Unlimited, Inc.

(b)	Address of Issuer’s Principal Executive Offices 224-S Pegasus Avenue, Northvale, NJ 07647

Item 2.

(a)	Name of Person Filing Steven Bayern

(b)	Address of the Principal Office or, if none, residence 1310 Gulf Blvd, Suite 15a, Clearwater, FL 33767

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock $.0005 par value

(e)	CUSIP Number 00100410

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NA

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,150,000

(b)	Percent of class: 5.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 150,000

	(ii)	Shared power to vote or to direct the vote 3,000,000

	(iii)	Sole power to dispose or to direct the disposition of 3,150,000

	(iv)	Shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.   NA

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.   NA

Item 8.  Identification and Classification of Members of the Group.   NA

Item 9.  Notice of Dissolution of Group.   NA

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/29/13
Date

/s/ Steven Bayern
Signature

Steven Bayern an Individual
Name/Title